SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated December 23, 2014 between
ETF SERIES SOLUTIONS
and
EXCHANGE TRADED CONCEPTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Roundhill Acquirers Deep Value ETF	0.80%
Loncar Cancer Immunotherapy ETF	0.79%
Loncar China BioPharma ETF	0.79%
NETLease Corporate Real Estate ETF	0.60%
Blue Horizon BNE ETF	0.89%
ETFB REITs ETF	0.50%
PSYK ETF	0.90%
Carbon ETF	0.75%
BTD Capital Fund	1.25% on the first $250 million in net assets; 1.15% on the next $250 million in net assets; 1.05% on the next $500 million in net assets; 1.00% on net assets greater than $1 billion.

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of December 2, 2022.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By:/s/ Isabella K. Zoller
     Name: Isabella K. Zoller
     Title: Secretary

    EXCHANGE TRADED CONCEPTS, LLC

    By:/s/ J. Garrett Stevens
     Name: J. Garrett Stevens
     Title: Chief Executive Officer